Exhibit 99.1

U.S. Patent Office Grants Notice of Allowance to IceCure for Novel Cryogenic Pump for Next-Generation Cryoablation Systems

●	Patent has also been granted or allowed in major markets, including the European Union and Japan

●	Cryogenic pump potentially broadens clinical indications for IceCure’s cryoablation platform technology

CAESAREA, Israel, January 23, 2023 -- IceCure Medical Ltd. (Nasdaq: ICCM) (TASE: ICCM) (“IceCure” or the “Company”), developer of minimally-invasive cryoablation technology, the ProSense® System that destroys tumors by freezing, today announced it has received a Notice of Allowance from the U.S. Patent and Trademark Office for its patent application titled “Cryogen Pump”. The patent will be in effect until February 2040 and was recently granted in the European Union and allowed in Japan.

“ProSense is gaining increasing commercial traction in the U.S. in the indications for which it already has regulatory approval and reimbursement, as well as increased visibility in breast cancer following our October 2022 regulatory filing with the FDA. This Notice of Allowance in the U.S. is very well timed to protect our intellectual property as we develop the next generation of cryoablation systems to perform minimally invasive procedures for new indications,” stated Eyal Shamir, IceCure’s Chief Executive Officer.

The novel cryogenic pump enables IceCure to bring to market a new generation of cryoablation systems with a small footprint for a wide range of clinical applications. Moreover, this pump expands IceCure’s portfolio of products with a broader range of thinner cryoprobes and catheters.

IceCure’s novel cryogenic pump is submersible in liquid nitrogen, works in a closed circuit, enables temperature control of the cryoprobe, improves the cooling rate during a procedure, and is designed to be used for multiple procedures or longer duration procedures without the need to refill liquid nitrogen.

About IceCure Medical Ltd.

IceCure Medical Ltd. (Nasdaq: ICCM) (TASE: ICCM) develops and markets ProSense®, an advanced liquid-nitrogen-based cryoablation therapy for the treatment of tumors (benign and cancerous) by freezing, with the primary focus areas being breast, kidney, bone and lung cancer. Its minimally invasive technology is a safe and effective alternative to hospital surgical tumor removal that is easily performed in a relatively short procedure. The system is marketed and sold worldwide for the indications cleared to-date by the U.S. Food and Drug Administration (“FDA”) and approved in European with the CE Mark.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws and Israeli securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, IceCure is using forward looking statements in this press release when it discusses: the duration for the effectiveness of its recently granted or allowed patents; the benefits of cryoablation as a treatment for tumors; the benefits of its cryogenic pump; and the development of the next generation of cryoablation systems to perform procedures for new indications. Because such statements deal with future events and are based on IceCure’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of IceCure could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission (the “SEC”) on April 1, 2022, as amended, which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. The Company is not responsible for the contents of third-party websites.

IR Contact:

Ronen Tsimerman

email: ronent@icecure-medical.com